BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 18, 2013

Re:	Global Defense & National Security Systems, Inc. (the “Company”) Registration Statement on Form S-1

Registration No. 333-191195

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 7, 2013 and the date hereof the number of Preliminary Prospectuses dated October 7, 2013, which were furnished to 3 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 436.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington D.C. time on October 22, 2013 or as soon as practicable thereafter.

Very truly yours,

Cowen and Company, LLC

By: /s/ Andrew Mertz
Name: Andrew Mertz
Title: Managing Director